Exhibit 99.1

Sphere 3D’s V3 Converged Infrastructure Addresses the Market from Small Business to Distributed Enterprise

-New Appliances are available for test drive at VMWorld 2014-

Mississauga, Ontario, August 22nd, 2014 Sphere 3D Corporation (TSXV: ANY, NASDAQ: ANY) (the “Company” or “Sphere 3D”) in advance of VMworld 2014, announced that it will be showcasing their new hyper-converged platform; now available through Overland Storage (NASDAQ:OVRL) within the Overland data management and protection product lines. (See related announcement from Overland Storage here.)

Sphere 3D’s CI solutions consist of the V3 Appliance, V3 Desktop Cloud Orchestrator (DCO) management software and V3 Optimized Desktop Allocation (ODA) software; the V3 Desktop cloud computing architecture leverages technology from Microsoft, Fusion-io, Teradici® and other leading technology companies, to provide a turn-key appliance solution that eliminates performance issues, installation challenges and unpredictable scalability of traditional VDI. With the addition of these latest V3 Appliances, Overland partners and customers gain access to a CI solution that integrates compute, storage, and network capability with a robust hypervisor infrastructure and simplified management tools.

Said Olivier Favre, Director of Product Management, Teradici and Sphere 3D partner: “We’re pleased to have our PCoIP Hardware Accelerator as a pre-configured option in the Sphere 3D solution. The combination enables a rich and consistent user experience for customers with high performance virtualization requirements.”

Unlike the complexity of traditional deployments that require weeks to operationalize, V3 converged infrastructure arrives pre-provisioned and ready to integrate within an existing VMware® environment in just a few hours. The new V3 models, offered by Overland, accommodate either 100 or 200 desktops per appliance and provide predictable scaling to 10,000 desktops or more.

“Our relationship with Overland allows us to bring together more density for storage resources, with greater performance and flexibility than any other solution in the marketplace” said Peter Bookman, Sphere 3D Head of Global Strategy, “when you include the fact that our desktops are faster in the cloud than local desktops, the advantages just continue to add up.”

“The V3 technology has a well-established track record of performance and has proven that it can succeed where typical VDI deployments would otherwise fail,” said Peter Tassiopoulos, Sphere 3D CEO. “After months of planning, we are excited to be able to launch the latest version of the award winning V3 appliance to elegantly address the IT needs of organizations of all sizes.”

The company is providing demonstrations of V3 Converged Infrastructure solutions and application virtualization platform, Glassware 2.0®, at VMworld booth #2424 and in private briefings at the St. Regis Hotel during the VMworld show.

About Sphere 3D Corporation

Sphere 3D Corporation (TSX-V: ANY, NASDAQ:ANY) is a virtualization technology solution provider. Sphere 3D's Glassware 2.0™ platform delivers virtualization of some of the most demanding applications in the marketplace today; making it easy to move applications from a physical PC or workstation to a virtual environment either on premise and/or from the cloud. Sphere 3D’s V3 Systems division supplies the industry’s first purpose built appliance for virtualization as well as the Desktop Cloud Orchestrator management software for VDI. Sphere 3D recently announced its proposed merger with Overland Storage (NASDAQ: OVRL). This alliance is intended to bring together next generation technologies for virtualization and cloud coupled with end-to-end scalable storage offerings enabling for the introduction of a number of converged solutions. Sphere 3D maintains offices in Mississauga, Ontario, Canada and in Salt Lake City, Utah, U.S. For additional information visit www.sphere3d.com or access the Company's public filings at www.sedar.com or www.sec.gov.

Sphere 3D Contact:
Peter Tassiopoulos, CEO
Tel: (416) 749-5999
Peter@sphere3d.com

Forward-Looking Statements
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